Exhibit 12. Computation of Ratios

Debt to Total Market Capitalization Ratio

	Year Ended	Year Ended
	December 31, 2013	December 31, 2013
	excluding unconsolidated	including pro rata share of
Dollars in thousands	joint venture debt	unconsolidated joint venture debt

Total Common Shares Outstanding	99,721	99,721
Closing Price Per Share	10.52	10.52
Equity Market Capitalization Common Shares	1,049,065	1,049,065
Preferred Stock (at face value)	110,000	110,000
Total Debt	849,024	1,019,113
Total Market Capitalization	2,008,089	2,178,178
Debt to Total Market Capitalization	42.3%	46.8%

Interest Expense Coverage Ratio

See Part II, Item 7, page 52 of this Form 10-K for the calculation